News Release

For immediate release
4 May 2010

Mark Armour – Appointment to the Board of SABMiller plc

Reed Elsevier announces that Mark Armour, Chief Financial Officer, has been appointed a non-executive director of SABMiller plc with effect from 1 May 2010.

- ENDS -

Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 32,000 people, including close to 18,000 in North America. In February 2010, Reed Elsevier reported revenues for 2009 of £6,071m/€6,800m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV